

June 29, 2015

Jimmy C. Tallent
Chairman and Chief Executive Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

  Re: United Community Banks, Inc.
    Registration Statement on Form S-4
    Filed June 15, 2015
    File No. 333-204977

Dear Mr. Tallent:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure on page 49 stating that if the stock price falls below a certain floor, United, subject to certain conditions, would have the option of increasing the consideration payable to Palmetto shareholders "by increasing the exchange ratio…*or* by paying them cash merger consideration…" [emphasis added]. Please revise your disclosure at the end of the third paragraph to state that the completion of the merger is subject to a floor price which, if reached prior to completion of the merger, could result in more United shares being issued or the merger being terminated. In addition, please provide a representative value of the aggregate merger consideration as of the most recently practicable date. At the end of the fifth paragraph, disclose a recent price quote for the UCBI common stock.

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 67

Consequences to Shareholders, page 68

2.   Please remove the inappropriate assumption in the first paragraph of your disclosure since it "assumes away" the very issue that counsel must opine upon.

Exhibit 8.2 - Opinion and Consent of Nelson Mullins Riley & Scarborough, L.L.P. as to the federal income tax consequences of the merger to United and Palmetto

3.   Please have counsel revise the fifth paragraph of its opinion to opine that the merger will qualify as a reorganization under the Internal Revenue Code. In the alternative, to the extent that counsel elects to provide a short form opinion, the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and the disclosure must clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joshua Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: James Stevens
Troutman Sanders LLP